UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Adevinta ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Adevinta ASA
(Name of Person(s) Furnishing Form)

A-Shares, with a nominal value of NOK 0.20 each B-Share, with a nominal value of NOK 0.20 each
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Mari Vonen Adevinta ASA Postboks 490 Sentrum NO-0105 Oslo Norway Tel: +4791686626
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

copies to:
Pierre-Marie Boury, Esq.
Cleary Gottlieb Steen & Hamilton LLP
2 London Wall Place
London EC2Y 5AU
United Kingdom
Tel: +44 20 7614 2380

October 29, 2019
Date Tender Offer/Rights Offering Commenced

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1.	Home Jurisdiction Documents
Exhibit No.
99.1
Notice of Extraordinary General Meeting of Shareholders, dated October 1, 2019 (and appendices) (previously furnished to the Securities and Exchange Commission (the “Commission”) as an Exhibit to Form CB dated October 2, 2019)

99.1A	Stock exchange announcement of results of Extraordinary General Meeting, dated October 24, 2019 (previously furnished to the Commission as an Exhibit to Form CB/A dated October 25, 2019)

99.1B	Stock exchange announcement of the launch of the rights issue, dated October 24, 2019 (previously furnished to the Commission as an Exhibit to Form CB/A dated October 25, 2019)

99.1C	Adevinta ASA terms and conditions for the rights issue in connection with the collapse of the share classes, dated October 29, 2019

99.1D	Stock exchange announcement of the commencement of the subscription period, dated October 29, 2019

Item 2.	Informational Legends
The required legends have been included in prominent portions of the exhibits referred to in Item 1.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibit No.
99.2	Stock exchange announcement of Notice of Extraordinary General Meeting, dated October 1, 2019 (previously furnished to the Commission as an Exhibit to Form CB dated October 2, 2019)

99.3
Stock exchange announcement of Key information relating to the share combination and the preferential rights issue to be carried out by Adevinta ASA, dated October 1, 2019 (previously furnished to the Commission as an Exhibit to Form CB dated October 2, 2019)

99.4	Power of attorney executed by Rolv Erik Ryssdal, dated October 1, 2019 (previously furnished to the Commission as an Exhibit to Form CB dated October 2, 2019)

99.5
Stock exchange announcement of Key information relating to the last day of trading in the class A shares and share issue with subscription rights, dated October 24, 2019 (previously furnished to the Commission as an Exhibit to Form CB/A dated October 25, 2019)

99.6
Stock exchange announcement of registration of new articles of association and authorisation of Board of Directors to issue new shares, dated October 24, 2019 (previously furnished to the Commission as an Exhibit to Form CB/A dated October 25, 2019)

99.7
Stock exchange announcement of the Ex. Date and first day of trading after share collapse, dated October 25, 2019 (previously furnished to the Commission as an Exhibit to Form CB/A dated October 25, 2019)

PART III - CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission concurrently with the Form CB on October 2, 2019.

PART IV - SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ADEVINTA ASA

By:	/s/ Jeremy Briscombe
Name: Jeremy Briscombe
Title: General Counsel
Date: October 29, 2019